Section 12g 3-2(b) exemption
File No. 82-4555

BLACKROCK

SUPPL

November 10, 2005

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

[redacted]

05012925

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Earnings Press Release dated November 10, 2005.
2) Orion SAGD Project Board Approval Press Release dated November 10, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

Don Cook
Vice –President Finance

dlw 11/30

BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Announces Record 3rd Quarter Financial Results

CALGARY, ALBERTA, (November 10, 2005) - BlackRock Ventures Inc. (TSX:BVI) announced today its operating and financial results for the three and nine months ended September 30, 2005.

Highlights of our third quarter activities include:

- Q3 revenues were $29.8 million, a 123% increase from Q3 2004; cash flow from operations was $21.5 million, a 141% increase from the comparative period in 2004; net earnings increased 197% to $10.2 million.
- Heavy oil sales averaged 8,414 barrels per day in Q3, an increase of 80% from Q3 2004; on target to exit 2005 at 14,000 barrels per day.
- Current sales volumes are over 10,000 barrels per day, in Q4 we expect to add 3,000 barrels per day from the tie-in of new wells and 1,000 barrels per day that has been shut in awaiting road infrastructure.
- Received approval from the Board of Directors to proceed with the 20,000 barrel per day 100 percent owned, Orion SAGD project at Hilda Lake.
- Maintained a strong balance sheet with $127.6 million in working capital and no debt.

John Festival, President of BlackRock, commenting on third quarter activities indicated that "we had a very good quarter with record revenues and cash flow as a result of strong oil prices. This increased cash flow along with our strong financial position will provide funding for our Orion SAGD project at Hilda Lake, which received Board approval to begin construction on the 20,000 barrels per day project. Our sales volumes remained relatively flat compared to the second quarter due to a delay in our drilling program caused by wet weather. However, we have increased fourth quarter drilling activity to compensate and we are on schedule to reach and sustain our target year-end production of 14,000 barrels per day".

HIGHLIGHTS

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	**2005**	2004
Financial ($000's, except per share amounts)				
Revenue, net (1)	**$ 29,788**	$ 13,375	**$ 61,092**	$ 31,260
Cash flow	**$ 21,504**	$ 8,927	**$ 39,649**	$ 18,281
Per share, basic	**$ 0.23**	$ 0.11	**$ 0.43**	$ 0.23
Per share, diluted	**$ 0.22**	$ 0.11	**$ 0.42**	$ 0.23
Net Earnings	**$ 10,218**	$ 3,436	**$ 15,126**	$ 6,075
Per share, basic	**$ 0.11**	$ 0.04	**$ 0.16**	$ 0.08
Per share, diluted	**$ 0.10**	$ 0.04	**$ 0.16**	$ 0.08
Capital expenditures, net	**$ 22,880**	$ 10,663	**$ 58,915**	$ 29,861
Working capital	**$ 127,645**	$ 43,504	**$ 127,645**	$ 43,504
Common shares outstanding (000's)	**95,141**	83,757	**95,141**	83,757

Operating								
Sales (BOE/day)								
Conventional properties		**8,414**		4,668		**8,339**		4,597
Hilda Lake		**403**		523		**385**		485
		8,817		5,191		**8,724**		5,082
Average prices ($/bbl)								
Conventional properties	**$**	**38.48**	$	33.64	**$**	**26.83**	$	25.86
Hilda Lake	**$**	**38.06**	$	33.31	**$**	**25.80**	$	26.13

(1) The net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in the capital costs of the project until commercial production is achieved.

Operations Review

Seal

Central Block

BlackRock completed work on the expansion of the Central Block oil processing facility during the third quarter which increased battery capacity from 15,000 barrels of oil per day to 23,000 barrels of oil per day. This expansion will handle increased production from the development of the Eastern Block. In the fourth quarter we began installing flow lines from all 76 wells on the Central Block to the oil processing facility. This will eliminate infield trucking charges and reduce weather related down-time on the Central Block.

Eastern Block

BlackRock commenced a 32 well development program on the Eastern Block during the third quarter. We drilled 15 wells this quarter with the remaining wells planned to be drilled and completed in the fourth quarter. In addition to this drilling activity we are planning a pipeline extension from the Eastern Block to the processing facility at the Central Block. This should be completed during the first quarter of 2006.

Peace River Block

Earlier this year, BlackRock filed a 72 well development program with the Alberta Energy Utilities Board for the Peace River Block. We expect to receive development approval later this year and the Peace River Block will be our major development focus in 2006 for the Seal area. Development drilling will begin in early 2006 but the majority of drilling will occur in the second half of 2006. In total, 40 wells are planned as part of the 2006 drilling program.

In addition, BlackRock is constructing a 13 kilometer road on the Peace River Block which will allow us to produce the existing five horizontal wells on a year-round basis. This road will be completed in November 2005 adding production of approximately 1,000 barrels per day. As part of the overall development plan for the Peace River Block, we are planning to construct a 15,000 barrel per day processing facility, and a 20 kilometer pipeline extension to tie-in to the Central Block facilities.

Northern Block, Cadotte Block

No activities occurred on these Blocks in the third quarter. Delineation drilling on each of these blocks will continue this winter which will allow us to file a development application sometime in 2006.

Orion SAGD Project (Hilda Lake Pilot)

BlackRock's Board of Directors recently authorized the Company to proceed with facility construction. For the last 10 months we have been completing detailed engineering for the construction of the 20,000 barrel per day SAGD project on an oilsands lease near Hilda Lake.

The project will be built in two 10,000 barrel per day phases. Site clearing has begun on the project and construction of the facility will begin early in 2006. Construction of the facility and the first 22 well pairs is expected to take approximately 18 months. As a result, first production from the project is expected in the second half of 2007.

BlackRock has a 100% ownership in the Orion project which the Company has internally estimated contains 190 million barrels of recoverable oil.

Chipmunk

No new drilling activity occurred at Chipmunk during the third quarter. We put two of the three existing discovery wells back on production late in the quarter. We expect the third well will be put back on production this winter. We had originally planned to drill up to 5 additional wells on this play during the second half of 2005; however wet weather in Western Canada this summer caused an industry-wide delay in drilling. We anticipate drilling these wells in the fourth quarter of 2005 or the first quarter of 2006. In addition, we are planning to drill up to 15 wells on this play and expand 3D seismic coverage over company lands during 2006.

Lloydminster

At Lloydminster, BlackRock drilled and cased 7 wells during the third quarter of 2005 and will continue the drilling program with 5 wells planned for the area in the last quarter of 2005. This drilling program will predominantly focus on the Forestbank and Maidstone areas.

Sales Volumes

Oil sales for the three months ended September 30, 2005 averaged 8,817 barrels of oil per day, a 70% increase compared to the same period in 2004. This increase is attributable to continued development of the Central and Eastern Blocks at Seal. Third quarter sales volumes were relatively flat compared to the second quarter of 2005. As a result of wet weather in northern Alberta this summer we did not commence our development drilling program at Seal until late August, and therefore the wells drilled this quarter had minimal impact on our third quarter sales volumes.

BlackRock secured a third drilling rig in September to ensure the drilling program will be completed in the fourth quarter. Fourth quarter drilling at Seal in the Eastern Block is expected to add 2,700 barrels per day. The shut-in wells on the Peace River Block at Seal are expected to add 1,000 barrels per day when brought back on production in December after road infrastructure is complete. The fourth quarter drilling program in the Lloydminster area will add approximately 300 barrels per day. The above fourth quarter activities will allow us to reach and sustain our year-end production target of 14,000 barrels per day.

Average Daily Sales	Three months ended September 30,		Nine months ended September 30,	
(BOE/day)	2005	2004	2005	2004
Seal	5,966	2,584	6,081	2,569
Lloydminster	2,086	2,084	2,052	2,028
Chipmunk	362	-	206	-
	8,414	4,668	8,339	4,597
Hilda Lake SAGD pilot	403	523	385	485
	8,817	5,191	8,724	5,082

Management's Discussion and Analysis of Financial Results

Management's discussion and analysis (MD&A), dated as of November 9, 2005, should be read in conjunction with the unaudited interim financial statements for the three and nine months ended September 30, 2005, and the audited financial statements and MD&A for the year ended December 31, 2004. MD&A contains the terms cash flow from operations and cash flow per share. These terms are not defined under Canadian Generally Accepted Accounting Principles. Cash flow from operations, as used in this presentation, represents cash flow from operating activities before changes in non-cash working capital. We believe this measure demonstrates the Company's ability to generate cash flow to fund future growth. BlackRock's determination of cash flow from operations may not be comparable to that reported by other companies.

Business Environment

Crude oil prices increased during the third quarter of 2005, with West Texas Intermediate ("WTI") prices averaging US$63.19 per barrel, compared with US$53.20 per barrel in the second quarter of 2005, and US$43.88 per barrel in the third quarter of 2004. Continued strong demand combined with the supply disruptions caused by the hurricanes in the Gulf of Mexico contributed to the strong oil prices.

Most of BlackRock's production revenues are derived from the sale of heavy oil, which will receive a lower price than light oil due to increased refining requirements to process each barrel. The general increase in the differential in 2005 reflects increased heavy oil production in Canada, limited refining capacity for heavy oil, as well as the underlying increase in light oil prices. The Bow River heavy oil reference price was 73% of the WTI price, which is comparable to the 5 year average, of approximately 72% of light oil prices. Heavy oil differentials (the discount to light oil), measured in absolute dollars, remained wide during the third quarter compared to historical averages, with the WTI/Bow River Differential averaging US$16.83 per barrel. The differential in the third quarter was lower than the second quarter average of US$19.75 per barrel due to the increased seasonal demand for heavy oil in the summer.

The crude oil that BlackRock produces is a lower gravity crude than the Bow River heavy reference price and, therefore, we receive a lower price than the reference price. This lower realized oil price is generally the result of buying diluent (condensate) which is blended with heavy oil to create a product that meets pipeline specifications. Diluent prices increased in the third quarter of 2005 compared with the second quarter, with benchmark condensate prices averaging US$5.95 per barrel higher than WTI prices mainly due to increased demand in fall months. Historically, diluent prices have traded at a slight premium to WTI prices. Diluent prices have a significant effect on our realized oil price, especially in the Seal area, where we have to add approximately 0.4 barrels of diluent for every barrel of oil produced.

BlackRock's realized wellhead price was also negatively impacted by the stronger Canadian dollar when compared to 2004, as our oil is priced in US dollars.

The short-term trend is for oil prices to remain strong. The WTI strip price for the remainder of 2005 and for 2006 is approximately US$60 per barrel and US$59 per barrel, respectively. Indications are that the Bow River heavy differential is expected to remain in the US$18-20 per barrel range. Condensate premiums are expected to remain high during the winter months.

	2005	2005	2005	2004	2004	2004	2004	2000-2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	5 yr avg
WTI crude oil price (US$)	**63.19**	53.20	49.84	48.28	43.88	38.31	35.14	30.92
Bow River heavy differential (US$)	**16.83**	19.75	18.06	18.77	11.78	10.82	8.63	8.58
Hardisty Bow River heavy price (Cdn$/bbl)	**55.72**	41.59	38.97	36.10	41.96	37.40	34.93	32.27
Bow River reference price as a % of WTI	**73.4**	62.9	63.8	61.1	73.2	71.8	75.4	72.3
Condensate premiums (US$)	**5.95**	4.47	12.76	1.91	(0.89)	3.75	1.63	0.85
Average exchange rate	**0.833**	0.804	0.815	0.819	0.765	0.736	0.759	0.688

Results of Operations

Revenues

	2005		2004	Nine months ended September 30,	
	Q3	Q2	Q3	**2005**	2004
Revenues, net ($000's)	**29,788**	18,223	13,375	**61,092**	31,260
Average price (C$/bbl)	**38.48**	24.15	33.64	**26.83**	25.86
Sales volumes (BOE/day)	**8,414**	8,293	4,322	**8,339**	4,411

Oil and gas revenues were $29.8 million in the third quarter of 2005, a 123% increase compared to the third quarter of 2004, and a 63% increase compared to the second quarter of 2005. The increase from 2004 reflects a 95% increase in sales volumes combined with a 14% increase in the average wellhead price we received for our oil.

The increase in sales volumes compared to the third quarter of 2004 was due to the continued development of our Seal project in North-Western Alberta. Production from the Seal area now represents over 71% of our total conventional production compared to 55% in 2004.

Sales volumes in the third quarter were comparable to the second quarter this year. New drilling was delayed due to wet weather in Northern Alberta and new wells did not start producing until late in the quarter.

The increase in the average realized wellhead price in the third quarter is primarily a result of higher WTI oil prices and lower heavy oil differentials (US$16.83 vs. US$19.75). Although the condensate premiums increased in the third quarter compared to the second quarter, this increase was more than offset by a US$ 9.99 per barrel increase in the price of light oil.

Revenues for the nine months ended September 30, 2005 were $61.1 million, 95% higher than the first nine months of 2004. The increase reflects higher sales volumes coupled with an increase in prices over the comparable period.

Royalties

	2005		2004	Nine months ended September 30,	
	Q3	Q2	Q3	**2005**	2004
Royalty expenses ($000's)	**2,723**	1,316	1,446	**5,075**	3,333
Royalty $/BOE	**3.52**	1.74	3.64	**2.23**	2.76
Royalty rate	**9%**	7%	11%	**8%**	11%

Royalty expense increased in the third quarter of 2005 from the previous quarter and the comparable period in 2004 due to increased overall revenue. Although revenues were significantly higher in 2005, the average royalty rate in the third quarter of 2005 compared to the third quarter 2004 was lower due to an increased percentage of sales revenues derived from the Seal area, which has a lower oilsands royalty rate during the project pre-payout period. The increased royalty rate in the third quarter compared to the second quarter of 2005 reflects higher royalty rates charged by the Crown when prices are higher.

The decrease in royalty rates for the nine months ended September 30, 2005 also reflects the change in the mix between Lloydminster and the Seal area, which has the lower oilsands royalty rate during the project pre-payout period.

Operating Costs

	2005		2004	Nine months ended September 30,	
	Q3	Q2	Q3	**2005**	2004
Operating costs ($000's)	**5,972**	5,457	2,849	**16,641**	8,784
$/BOE	**7.71**	7.23	7.17	**7.31**	7.27
By area ($/BOE):					
Seal	**6.28**	6.56	5.60	**6.31**	6.21
Lloydminster	**11.71**	9.60	8.84	**10.12**	8.46

Operating costs in the third quarter were higher than the comparable period last year due to increased sales volumes in 2005. On a per barrel basis, operating costs increased to $7.71 per barrel in the third quarter 2005 from $7.17 per barrel in the third quarter of 2004 due to increased servicing costs caused by the current high activity levels in the oil and gas industry.

Lloydminster costs in the third quarter have increased when compared to the second quarter of 2005 due to increased sand and water disposal from new wells and higher fuel and power surcharges.

For the nine months ended September 30, 2005, operating costs increased from $8.8 million to $16.6 million, however, on a per barrel basis, costs were comparable between the periods.

General & Administrative Costs

	2005		2004	Nine months ended September 30,	
	Q3	Q2	Q3	**2005**	2004
G&A expense, net ($000's)	**194**	376	196	**789**	785
$/BOE	**0.25**	0.50	0.49	**0.35**	0.65

Total cash general and administrative costs were higher in 2005; however, due to higher overhead recoveries generated from increased activity levels, our overall net cash administrative costs were comparable in 2005 and 2004. General and administrative costs in the third quarter were lower than the second quarter due to higher overhead recoveries as a result of increased drilling activity levels during the start of the fall drilling program. Cash administrative costs are expected to increase during the year as we add staff to manage increased production and activity levels.

Stock Based Compensation Expense

	2005		2004	Nine months ended September 30,	
	Q3	Q2	Q3	**2005**	2004
Stock based compensation ($000's)	**833**	809	401	**2,405**	445
$/BOE	**1.08**	1.07	1.01	**1.06**	0.37

Stock-based compensation represents the cost associated with expensing the value of stock options granted to employees, directors, and consultants. In the first three quarters of 2005, stock-based compensation increased to $2,405,000 or $1.06 per boe, compared with $445,000 in the comparable period in 2004. The increase reflects additional stock options granted to employees in 2004. If there are no changes to the number of stock options outstanding, the amount expensed as stock-based compensation will be approximately $3 million per year in 2005 and 2006.

Depletion, Depreciation and Accretion Expense

	2005		2004	Nine months ended September 30,	
	Q3	Q2	Q3	**2005**	2004
Total expense ($000's)	**4,953**	4,638	2,835	**13,781**	8,011
$/BOE	**6.40**	6.15	7.13	**6.05**	6.63

The depletion, depreciation and accretion rate for the three and nine months ended September 30, 2005 was lower than the prior year periods due to increases in oil reserves additions at relatively low finding and development costs during 2004.

Taxes

	2005		2004	Nine months ended September 30,	
	Q3	Q2	Q3	**2005**	2004
Capital tax and Saskatchewan Resource Surcharge ($000's)	**324**	305	230	**794**	685
Future tax provision ($000's)	**5,500**	2,035	2,255	**8,337**	3,750
Effective tax rate	**34%**	32%	38%	**34%**	36%

The increase in the Company's future tax expense to $5.5 million in the third quarter is a direct result of increased net earnings due to higher commodity prices and sales volumes.

The decreased effective tax rate for the three and nine months ended September 30, 2005 compared with the same periods in 2004 reflects the phase-in of income tax reductions enacted by the Canadian Federal Government in 2003.

The Company had previously indicated that it may pay current income taxes of approximately $5 million in 2005. However, due to the increase in our capital expenditure program in 2005 and 2006, primarily from the Orion SAGD project, we do not anticipate being "Cash" taxable in 2005 or 2006.

Hilda Lake SAGD Project

	2005		2004	Nine months ended September 30,	
	Q3	Q2	Q3	**2005**	2004
Production (BOE/day)	**403**	358	523	**385**	485
Average price (C$/bbl)	**38.06**	19.92	33.31	**25.80**	26.13
Net operating revenues ($000's)	**(98)**	(376)	1,098	**(480)**	1,890

The revenues and expenses from BlackRock's Hilda Lake SAGD pilot project are being capitalized until the project reaches the commercial production stage, expected in the second half of 2007. During the third quarter of 2005, the project sold an average of 403 barrels of oil per day, resulting in a net operating loss of $98,000 for the quarter.

Net Earnings and Cash Flow

	2005		2004	Nine months ended September 30,	
	Q3	Q2	Q3	**2005**	2004
Net earnings ($000's)	**10,218**	4,032	3,436	**15,126**	6,075
Per Share, basic	**0.11**	0.04	0.04	**0.16**	0.08
Per Share, diluted	**0.10**	0.04	0.04	**0.16**	0.08
Cash flow from operations ($000's)	**21,054**	11,514	8,927	**39,649**	18,281
Per Share, basic	**0.23**	0.12	0.11	**0.43**	0.23
Per Share, diluted	**0.22**	0.12	0.11	**0.42**	0.23

The increase in net earnings and cash flow from operations in the third quarter compared with the third quarter of 2004 is due principally to the increased sales volumes and prices in 2005. The increase in earnings and cash flow from the second quarter of 2005 reflects the higher wellhead sales price received in the third quarter of 2005.

Netback Summary

	2005		2004	Nine months ended September 30,	
($/BOE)	**Q3**	Q2	Q3	**2005**	2004
Revenue	**38.48**	24.15	33.64	**26.83**	25.86
Royalties	**3.52**	1.74	3.64	**2.23**	2.76
Operating costs	**7.71**	7.23	7.17	**7.31**	7.27
Field netback	**27.25**	15.18	22.83	**17.29**	15.83

Liquidity and Capital Resources

As at September 30, 2005, BlackRock had working capital of $127.6 million and no long term debt. In March 2005, 11,000,000 common shares were issued at $11.25 per share, which raised net proceeds of approximately $117 million. These proceeds will be used to fund our exploration and development programs and other corporate activities. In November, our Board of Directors authorized the Company to proceed with construction of the Orion SAGD project. Costs for Phase One of the project are estimated to be $220 million. The project is expected to be funded from existing working capital, anticipated cash flow from operations and some form of debt financing. BlackRock is currently considering debt financing options that may be available to the Company.

To September 30, 2005, total commitments for equipment and engineering design costs relating to the Orion SAGD project amount to approximately $8.7 million.

Capital expenditures were $58.9 million in the first three quarters of 2005. The majority of expenditures occurred in the Seal area, where we spent $35.7 million. The major capital expenditure activities undertaken during the first three quarters of the year included the drilling of 21 (15.5net) horizontal wells and 26 (20.5 net) vertical wells. In addition, BlackRock completed the expansion of the Seal battery to increase capacity to 23,000 barrels of oil per day. In the last quarter of 2005 we expect to drill approximately 32 wells, primarily at Seal and Lloydminister.

BlackRock has no material off-balance sheet arrangements and it did not have any related party transactions during the third quarter of 2005.

During the third quarter of 2005, there were no new accounting standards adopted by the CICA which would have a significant effect on our current operations. Certain of our accounting policies require that we make estimates and assumptions that can affect the value of our assets, liabilities, revenues, and expenses. For a discussion on these estimates please refer to our MD&A for the year ended December 31, 2004 included in our 2004 annual report.

There have been no new developments regarding the $12.5 billion lawsuit filed by Chief Clifford Laboucan and the Whitefish Lake First Nation against the Company, the Province of Alberta, and Mr. John Festival, President of BlackRock. Management of BlackRock believes that the Claim, as it relates to BlackRock and Mr. Festival, has no merit and are seeking dismissal of the Claim.

The following table indicates the common shares and stock options issued and outstanding at September 30, 2005 and December 31, 2004:

	Nine months ended September 30, 2005	Year ended December 31, 2004
Common shares outstanding	95,140,606	83,783,106
Weighted average number of shares outstanding during the period	92,472,550	81,117,839
Average trading volume	332,000	303,000
Trading prices		
High	12.34	8.15
Low	6.90	3.98
Close	10.35	7.35
Stock options outstanding	6,045,000	6,182,500

As at November 8, 2005 there were 95,140,606 common shares outstanding.

Financial Summary, by quarter

	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4
Revenues, net ($000's)	**29,788**	18,223	13,081	13,667	13,375	9,765	8,120	6,882
Net earnings ($000's)	**10,218**	4,032	876	1,923	3,436	1,909	730	874
Per share	**0.11**	0.04	0.01	0.03	0.04	0.02	0.01	0.01
Per diluted share	**0.10**	0.04	0.01	0.03	0.04	0.02	0.01	0.01

Outlook

BlackRock's Board of Directors has approved a $280 million capital budget for 2006. This will include spending approximately $95 million at Seal and $157 million on the Orion SAGD project at Hilda Lake. The focus of the Seal program will be development drilling on the Peace River Block and expansion of area infrastructure with an oil processing facility and pipeline. Hilda Lake expenditures will be directed toward site clearing and plant construction. We have set a 2006 exit production target of 18,000 to 20,000 barrels of oil per day, a 29% to 43% increase from our 2005 target exit rate. The production increase will come almost entirely from the Seal area.

Forward-looking Statements

This document contains forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX: BVI),
visit our website, www.blackrock-ven.com

BLACKROCK VENTURES INC.

Statements of Operations and Retained Earnings
(unaudited)

(Cdn $ in thousands, except per share amounts)	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Revenues				
Oil and gas	$ 31,557	$ 14,123	$ 65,840	$ 34,674
Transportation costs	(1,769)	(748)	(4,748)	(3,414)
	29,788	13,375	61,092	31,260
Royalties	(2,723)	(1,446)	(5,075)	(3,333)
	27,065	11,929	56,017	27,927
Operating Expenses				
Production	5,972	2,849	16,641	8,784
General and administrative, net	194	196	789	785
Stock based compensation	833	401	2,405	445
Depletion, depreciation and accretion	4,953	2,835	13,781	8,011
	11,952	6,281	33,616	18,025
	15,113	5,648	22,401	9,902
Other income				
Interest income	929	273	1,856	608
Earnings before taxes	16,042	5,921	24,257	10,510
Provision for income taxes				
Current taxes	324	230	794	685
Future income taxes	5,500	2,255	8,337	3,750
	5,824	2,485	9,131	4,435
Net Earnings for the period	10,218	3,436	15,126	6,075
Retained earnings (deficit), beginning of period	9,611	(656)	4,703	(3,295)
Retained earnings, end of period	$ 19,829	$ 2,780	$ 19,829	$ 2,780
Earnings per share (note 9)				
Basic	$ 0.11	$ 0.04	$ 0.16	$ 0.08
Diluted	$ 0.10	$ 0.04	$ 0.16	$ 0.08

BLACKROCK VENTURES INC.

Statements of Cash Flows
(unaudited)

(Cdn $ in thousands)	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Cash provided by (used in):				
Operating Activities				
Net Earnings for the period	$ 10,218	$ 3,436	$ 15,126	$ 6,075
Non-cash charges to earnings				
Depletion, depreciation and accretion	4,953	2,835	13,781	8,011
Future income taxes	5,500	2,255	8,337	3,750
Stock based compensation	833	401	2,405	445
Cash flow from operations	21,504	8,927	39,649	18,281
Net change in non-cash working capital	448	1,580	(5,382)	3,317
	21,952	10,507	34,267	21,598
Investment Activities				
Additions to oil and gas properties	(24,380)	(10,663)	(60,415)	(29,861)
Dispositions of oil and gas properties	1,500	-	1,500	-
Other assets	(22)	(95)	(39)	(143)
Net change in non-cash working capital	4,133	1,345	(723)	(1,165)
	(18,769)	(9,413)	(59,677)	(31,169)
Financing Activities				
Net proceeds on issue of common shares	114	3	117,508	40,795
Increase in cash	3,297	1,097	92,098	31,224
Cash and short-term deposits, beginning of period	119,513	45,303	30,712	15,176
Cash and short-term deposits, end of period	$ 122,810	$ 46,400	$ 122,810	$ 46,400
Supplemental disclosure:				
Cash interest received	$ 857	$ 273	$ 1,642	$ 565
Cash taxes paid (capital tax and large corporation tax)	$ 255	$ 230	$ 725	$ 685

BLACKROCK VENTURES INC.

Notes to Financial Statements
(unaudited)

1. Basis of presentation

The accompanying financial statements have been prepared without audit. These interim financial statements have been prepared following the same accounting policies and methods used in the financial statements for the year ended December 31, 2004. These financial statements should be read in conjunction with the audited financial statements included in the Company's 2004 annual report.

Certain figures provided for prior years have been reclassified to conform to the presentation adopted in 2005.

2. Oil and Gas Properties

(Cdn $ in thousands)		September 30, 2005		December 31, 2004
Petroleum and natural gas interests	$	189,474	$	139,874
Accumulated depletion and depreciation		(46,042)		(32,650)
		143,432		107,224
Hilda Lake SAGD project		22,056		11,383
	$	165,488	$	118,607

During the nine months ended September 30, 2005, the Company capitalized $846,000 (year ended, 2004 – $782,000) of general and administrative costs related to exploration and development activity.

At September 30, 2005, the depletion and depreciation calculation excluded unproved properties (principally undeveloped land and the Hilda Lake Steam Assisted Gravity Drainage ("SAGD") project) of $30,619,000 (year ended, 2004 - $20,946,000).

The Company's activities include the construction and operation of a pilot plant on its Hilda Lake, Alberta bitumen property using the SAGD technology, following which a determination will be made regarding commercial production. The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest.

3. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

(Cdn $ in thousands)	Number of Shares		Amount
Common shares			
Balance, December 31, 2004	83,783,106	$	123,030
Issued for cash	11,000,000		123,750
Issue costs, net of tax benefits of $2,444	-		(4,061)
Stock options exercised	357,500		263
Balance, September 30, 2005	95,140,606	$	242,982

(c) Stock Options:

Changes in the number of shares issuable under outstanding options were as follows:

	Number of Shares		Range of Exercise Prices Per Share		Average Exercise Price Per Share
Balance December 31, 2004	6,182,500	$	0.57 – 7.40	$	4.33
Granted	220,000		9.76 – 11.21		10.88
Exercised	(357,500)		0.57 – 2.40		0.73
Balance September 30, 2005	6,045,000	$	0.57 – 11.21	$	4.78

The following table sets forth information about stock options outstanding as at September 30, 2005.

	Options Outstanding				Options Exercisable		
Range of Exercise Price	Number of Options		Weighted Average Price Per Share	Remaining Contractual Life (yrs)	Options Exercisable		Weighted Average Price Per Share
$0.57-$0.99	250,000	$	0.77	3.7	250,000	$	0.77
$1.00-$1.99	190,000		1.36	5.3	190,000		1.36
$2.00-$2.40	2,377,500		2.25	6.9	2,331,670		2.25
$4.95-$9.76	3,057,500		6.93	8.8	957,507		6.88
$9.77-$11.21	170,000		11.21	9.5	-		-
	6,045,000	$	4.78	7.9	3,729,177	$	3.29

4. Bank Credit Facilities

As at September 30, 2005, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus ¼ percent per annum. The authorized credit limit is subject to annual review and redetermination. The facility is collateralized by a fixed and floating debenture in the amount of $8 million on the Company's oil and gas properties other than the Hilda Lake property. At September 30, 2005, there were no advances outstanding under this facility.

A letter of credit totaling $868,770 was issued during the second quarter to Alberta Environment relating to future site reclamation of the Hilda Lake property.

5. Asset Retirement Obligations

Changes to asset retirement obligations were as follows:

(Cdn $ in thousands)		Nine months ended September 30, 2005		Year ended December 30, 2004
Asset retirement obligations, beginning of period	$	7,475	$	6,078
Increase in liabilities		1,358		1,292
Liabilities eliminated on the sale of property		-		(216)
Change in estimates		-		(59)
Accretion expense		350		380
Asset retirement obligations, end of period	$	9,183	$	7,475

At September 30, 2005, the estimated total undiscounted future amount required to settle the asset retirement obligations was $14.6 million. These obligations will be settled based on the useful lives of the underlying assets, which ranges from one to 20 years. The present value of the asset retirement obligations has been calculated using a credit adjusted risk free rate of 6.25% and an inflation rate of 1.5%.

6. Commitments

The Company has entered into certain commitments related to transportation and processing agreements, capital commitments and leasing of office premises. As at September 30, 2005, the payments due under these commitments are as follows:

(Cdn $ in thousands)		
2005	$	336
2006		1,655
2007		1,655
2008		1,564
2009		1,096
Thereafter	$	782

In addition to the above, committed equipment and engineering design costs for the Orion SAGD project at Hilda Lake were $8,746,000.

7. Legal proceedings

In 2003, after a seven-month consultative process with the Whitefish Lake First Nation ("WLFN") and other stakeholders, the Company obtained a permit from the Alberta Energy and Utilities Board ("AEUB") allowing the Company to construct a heavy oil pipeline in the Seal Lake area. The AEUB did not grant the WLFN intervenor status to oppose the permit application on the basis that the WLFN had not established the potential for direct and adverse impact on legally recognized rights. The WLFN applied for leave to appeal the denial of standing. In addition, the WLFN applied for an injunction to stop construction of the pipeline pending its appeal. In February 2004, the Court of Appeal of Alberta denied the WLFN's request for an injunction but granted the WLFN leave to appeal on the issue of whether the AEUB had applied the appropriate standard in reaching its decision to deny the WLFN status to oppose the application. The WLFN has not pursued an appeal of this decision.

If the Court of Appeal of Alberta determines that the AEUB did not apply the correct standard in reaching its decision to deny the WLFN standing, then the matter will likely be referred back to the AEUB with a direction to reconsider whether the WLFN should be granted intervenor status. If the WLFN is then granted intervenor status, the AEUB could reconsider the granting of the pipeline permit during which process the WLFN, the Company and other affected parties would have the right to be heard. After such reconsideration, the AEUB could, among other things, grant the permit again with the same conditions as the original permit, grant the permit with additional conditions or deny the permit altogether. In the event that the AEUB denies the permit, the Company could not continue to operate the pipeline, although the Company would have the right to re-apply to the AEUB for another permit.

On March 22, 2004, Chief Clifford Laboucan and the WLFN (together, the "Plaintiffs") filed a Statement of Claim (the "Claim") in the Court of Queen's Bench of Alberta (the "Court"), naming the Province of Alberta, the Company and Mr. John Festival, President of the Company, as defendants.

In the Claim, the Plaintiffs have advanced a significant aboriginal land claim alleging entitlement to over 300,000 acres of land in Alberta, including leases and mineral rights. The Plaintiffs allege that when the WLFN selected its reserve lands, it was not advised by the Federal Government of the possible existence of minerals on certain lands and as such the WLFN is now entitled to select, and the Province of Alberta has the obligation to provide, lands containing mineral reserves. Accordingly, the Plaintiffs claim ownership of all of the Company's developments, licences, tenures, permits, leases, mineral rights and titles in the Seal Lake area. In addition, the Plaintiffs allege that the Province of Alberta and the Company did not properly consult with the WLFN prior to the AEUB authorizing the construction of the Company's pipeline and breached various fiduciary, trust, legal and equitable obligations to the WLFN, and that the Federal Government and others have acted fraudulently. The Plaintiffs are also seeking general, punitive and aggravated damages against the Province of Alberta, the Company and Mr. Festival totaling $12.5 billion.

Management of the Company believes that the Claim, as it relates to the Company and Mr. Festival, has no merit and has filed a Statement of Defense and intends to seek dismissal of the Claim. However, the Company cannot predict the outcome of these proceedings or whether these proceedings will lead to monetary damages, which could have a material adverse effect on the Company's financial position.

8. Financial instruments

Periodically, the Company will enter into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. As of September 30, 2005, none of the Company's future production was hedged.

9. Earnings Per Share

	Three months ended September 30,		Nine months ended September 30,	
	2005	2004	2005	2004
Net earnings (Cdn $ in thousands)	$ 10,218	$ 3,436	$ 15,126	$ 6,075
Weighted average number of shares outstanding	95,007,273	83,755,506	92,472,550	80,235,284
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of stock options granted	2,626,874	551,445	2,366,129	22,249
Basic earnings per share	$ 0.11	$ 0.04	$ 0.16	$ 0.08
Diluted earnings per share	$ 0.10	$ 0.04	$ 0.16	$ 0.08

10. Subsequent Event

On November 9, 2005 BlackRock received Board of Director's approval to commence construction of the Orion SAGD project at Hilda Lake. Costs for the first phase of the project are estimated to be $220 million, spent over the next two years.

Section 12g 3-2(b) Exemption
File No. 82-4555

SEC MAIL
NOV 2 5 2005
WASH, D.C.

BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Receives Board Approval to Proceed with Orion SAGD Project

CALGARY, ALBERTA, (November 10, 2005) – BlackRock Ventures Inc. (TSX:BVI) announced today that it has received Board of Directors approval to proceed with its 100 percent owned, 20,000 barrel per day Orion SAGD Project at Hilda Lake.

Construction of the first 10,000 barrel per day phase of the project will begin immediately and is scheduled for completion in mid 2007. First production from the project is expected near the end of 2007. Phase Two of the project is an additional 10,000 barrels per day and anticipated to commence construction in 2008.

The Orion SAGD Project is expected to recover approximately 190 million barrels of bitumen over a 30 – 35 year project life.

BlackRock has completed the detailed engineering design and has pre-ordered a significant portion of the equipment for Phase One of the project. Total capital costs for both phases of development are anticipated to be approximately $340 million, with costs for Phase One estimated at approximately $225 million and Phase Two costs currently estimated at $115 million. Phase One costs are higher than our earlier estimate of $150 million. The increase is a result of:

(i) Increasing the scope of work during Phase One to include certain costs related to Phase Two. Incurring costs now will allow us to take advantage of certain design and cost efficiencies which can be captured if the work is done during Phase One construction, as well as providing us with the opportunity to accelerate Phase Two construction; and

(ii) Inflation and increased cost pressures as a result of a high level of industry activity.

BlackRock has always maintained a strong balance sheet which provides the Company with some flexibility to finance large projects such as Orion. We plan to use our current working capital and anticipated cash flow generated from our existing operations to fund a considerable portion of the Orion expenditures. We are also evaluating various alternatives, including utilizing some form of debt, to fund a portion of the Phase One capital costs. Free cash flows generated from Phase One of the project should be sufficient to finance the second phase of the project.

John Festival, President of BlackRock, commenting on the announcement indicated that "receiving approval to develop the Orion lease is a major step in our path to reaching our production objective of 40,000 barrels of oil per day over the next five years. We have been operating a successful pilot for over eight years and we are very excited to move the project to the commercial stage. The Orion oilsands lease was the first oil and gas property BlackRock owned and it provides a great deal of personal satisfaction to see many of our long-term shareholders finally see the potential of this property realized".

Forward-looking Statements

This document contains forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI), visit our website, www.blackrock-ven.com

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